UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 29, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Coherus BioSciences, Inc.

File No. 5-88402- CF#34235

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Sofinnova Venture Partners VII, L.P. *et al.*, submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibit to a Schedule 13D/A filed on September 7, 2016 relating to their beneficial ownership of common shares of Coherus BioSciences, Inc.

Based on representations by Sofinnova Venture Partners VII, L.P. *et al.*, that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit E   through   September 26, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary